Internal Revenue Service                     Department of the Treasury

Index Number:   355.03-00; 355.03-01;        Washington, DC  20224
83.01-00; 162.07-29

Danny R. Carpenter
Kansas City Southern Industries, Inc.
114 W. 11th Street
Kansas City, MO  64105

                                             Date:
                                             July 9, 1999

Legend

Distributing              =     Kansas City Southern Industries, Inc.
                                EIN:  44-0663509

Controlled                =     FAM Holdings, Inc.
                                EIN:  43-1804048

Subsidiary 1              =     Kansas City Southern Lines, Inc.
                                EIN:  43-1792510

Subsidiary 2              =     The Kansas City Southern Railway Corporation
                                EIN:  44-6000758

Subsidiary 3              =     Janus Capital Corporation
                                EIN:  84-0765359

Subsidiary 4              =     Berger Associates, Inc.
                                EIN:  13-2750052

LLC                       =     Berger Associates LLC
                                EIN:  to be applied for

Corporation               =     DST Systems, Inc.
                                EIN:  43-1581814

State A                   =     Delaware

State B                   =     Missouri

State C                   =     Colorado

Investment Banker         =     Merrill Lynch

Individual                =     Landon Rowland

Business A                =     Railroad Transportation

Business B                =     Financial Asset Management

O%                        =     2.74%

P%                        =     .36%

Q%                        =     3.1%

X%                        =     49.63%

Y%                        =     82%

Z%                        =     32%

Date 1                    =     October 14, 1994

Date 2                    =     December 31, 1998

Date 3                    =     May 26, 1999

Date 4                    =     July 8, 1999

T                         =     9,427,942
-
U                         =     132,050
-

Dear Mr. Carpenter:

      This letter responds to your letter dated January 26, 1999, in which you requested rulings as to the federal income tax consequences of a proposed transaction. Specifically, you requested rulings under sections 355 and 83 of the Internal Revenue Code. Additional information was submitted in letters dated February 26, 1999, May 13, 1999, May 25, 1999, May 28, 1999,
June 3, 1999, June 11, 1999, June 23, 1999, and July 9, 1999.  The
information submitted for consideration is summarized below.

      Distributing is a publicly held holding company organized under the laws of State A and is the common parent of an affiliated group of corporations which file a consolidated federal income tax return. Distributing's capital structure consists of common, preferred, and "blank" series preferred stock of which only common and preferred stock are outstanding. As of Date 2, Distributing had outstanding nonqualified stock options issued to its employees and directors to buy T shares of Distributing common stock (Old Options). Distributing is indirectly engaged in Business A and Business B through its subsidiaries as described below.

     Controlled is a newly formed wholly-owned subsidiary of Distributing organized under the laws of State A. Currently, Controlled is not engaged in any activities, however, after the distribution described below, Controlled will be indirectly engaged in Business B. Controlled is authorized to issue common and "blank" series preferred stock, however, only common stock is currently outstanding.

     Subsidiary 1 is a holding company organized under the laws of State A which is wholly owned by Distributing. Subsidiary 1 is indirectly engaged in Business A through its subsidiaries.

     Subsidiary 2 is a State B company wholly owned by Subsidiary 1 that is directly engaged in Business A.

     Subsidiary 3 is a State C corporation that is directly engaged in Business B. Distributing owns Y% of subsidiary 3.

     Subsidiary 4 is a State A corporation wholly-owned by Distributing that is directly engaged in Business B. As of Date 3, Subsidiary 4 employees held options to purchase T shares of Subsidiary 4's common stock. Distributing acquired control of Subsidiary 4 less than 5 years ago on Date 1. However, at the time of the distribution, Distributing will have owned Subsidiary 4 for at least five years.

     Corporation is a publicly traded company organized under the laws of State A and is directly engaged in a business related to Business B. Distributing owns Z% of Corporation.

     Business A and Business B are widely different businesses, the combination of which produces no significant synergies. The operation of these businesses within the same affiliated group creates managerial, systemic, competitive and economic problems and issues. Management has determined, based on the advice of Investment Banker and internal documents, that the separation of these businesses will permit the management of each business to focus exclusively on their respective industry with respect to carrying out its primary objectives and to allow each management team to carry out corporate directives without concern of the directives adversely affecting the other business segment.

     In order to separate Business A and Business B, the following steps have been completed or will be completed (the Transaction):

1) Distributing will contribute to Subsidiary 1 certain intercompany accounts receivable which consist of debt and accrued interest due from Subsidiary 2 and another wholly owned subsidiary of Distributing. Subsidiary 1 will in turn contribute these accounts receivable to Subsidiary 2. Distributing will also contribute the stock of some directly owned subsidiaries to Subsidiary 1, and Subsidiary 1 will contribute such stock to Subsidiary 2.

2) Distributing formed Controlled and certain employees of Distributing who held Old Options became employees of Controlled.

3) Distributing will contribute all of the stock it owns in Corporation, Subsidiary 3, Subsidiary 4, and certain other companies to Controlled. Additionally, Controlled may assume a certain amount of Distributing's liabilities.

4) Prior to the distribution, Distributing may do an equity offering (Equity Offering) of not more than X%.

5) Subsidiary 4 will form a limited liability corporation (LLC) under the laws of State A and transfer all its operating assets to LLC in exchange for Class B stock and preferred stock of LLC. Pursuant to the LLC agreement, Subsidiary 4 will transfer all of its operating employees to LLC and will retain the Subsidiary 4 executive officers as officers and employees.

6) LLC will elect to be taxed as a partnership under section 7701 of the Code.

7) The Subsidiary 4 employees who held Subsidiary 4 stock options will surrender their stock options in exchange for cash. Thereafter, certain employees of Subsidiary 4 and LLC (including employees who did not hold Subsidiary 4 stock options) will receive Class A stock from LLC. The Class A stock is structured to be a partnership profits interest as defined under Rev. Proc. 93-27, 1993-2 C.B. 343.

8) Controlled will transfer all of the stock it holds in Corporation to Subsidiary 4.

9) All of the stock of Controlled will be distributed pro rata to the stockholders of Distributing, in the proportion of two or more shares of Controlled distributed for each one share of Distributing stock held.

10) Old Options of Distributing held by current and former employees and directors of Distributing or its subsidiaries will be exchanged for new options of Distributing stock and new options of Controlled stock (Substituted Options).

11) Controlled and its subsidiaries will apply to file a consolidated federal income tax return.

     Under the terms of Distributing's stock option plan, Old Options and Substituted Options are not transferable. An employee may, however, apply to the plan committee for permission to transfer options to certain members of the employees immediate family (or entities owned by or for the employee or such family members). If the plan committee agrees in its sole discretion to grant the application, the option agreement is amended to permit the transfer. To date, no such application has been granted by Distributing's plan committee.

     When the Old Options were granted, they had no "readily ascertainable fair market value" for purposes of section 83 of the Code and their exercise price equaled the fair market value of Distributing stock. To the extent that the Old Options remain unvested, the Substituted Options, when granted, will vest on the same dates that the Old Options would have vested. An employee's Substituted Options will have the same aggregate exercise price that existed for his or her Old Options. However, the exercise price that existed for his or her Old Options will be allocated between the Substituted Distributing Options and the Controlled options in proportion to the relative fair market values of Distributing's shares and Controlled's shares at the time of the exchange of options. When granted, the Substituted Options will have no "readily ascertainable fair market value" for purposes of section 83 of the Code.

     Pursuant to the LLC agreement, Subsidiary 4 will be the sole member-manager of LLC and will perform all active and substantial management functions with respect to LLC's activities, including the decision making regarding significant business decisions of LLC, and the regular participation in the overall supervision, direction, and control of the LLC employees. See Rev. Rul. 92-17, 1992-1 C.B. 142.

     After the contribution of Corporation by Controlled to Subsidiary 4, the gross assets of the active trades or business of Subsidiary 4 will have a fair market value that is 5% or more of the total fair market value of its gross assets based on market values on Date 4. However, the value of Corporation's stock is very volatile and it is unforeseen whether the value of the stock will increase or decrease. An increase in value of Corporation's stock may cause the relative value of Subsidiary 4's active assets to fall below 5%. Nevertheless, Subsidiary 4 has provided sufficient information which proves that even if the relative value of its active assets falls below 5%, Subsidiary 4's active business is not de minimis compared with the other assets or activities of Subsidiary 4 and its subsidiaries.

     After the Transaction is completed, Individual, who is currently the Chairman of the Board for Distributing, will be shared by both Distributing and Controlled by also becoming the Chairman of the Board of Controlled. However, Individual will remain as Chairman of the Board of Distributing for a transitional period in order to use his good will and influence concerning transitional matters including an ongoing acquisition. As Chairman of the Board of Distributing, Individual's role is that of oversight and not management of operations. Additionally, the Chairman is to preside at all meetings of the stockholders and the Board of directors, and perform, all other duties as the Board of directors may prescribe.

     Distributing has issued approximately Q% of its stock within the two year period prior to the date of distribution. However, of the Q% issued, O% consists of stock issued pursuant to the exercise of Old Options and P% consists of stock issued in two corporate acquisitions (Acquisitions).

     The following representations have been made in connection with the proposed transaction:

(a) Distributing, Controlled, and the stockholders of Distributing will each pay their own expenses, if any, incurred in connection with the distribution.

(b) No part of the consideration distributed by Distributing is being received by a stockholder of Distributing as a creditor, employee, or in any capacity other than that of a stockholder of Distributing.

(c) Immediately before the distribution, items of income, gain, loss, deduction, and credit will be taken into account as required by the applicable intercompany transaction regulations. Further, Distributing's excess loss account (if any) with respect to the Controlled stock will be included in income immediately before the distribution.

(d) The income tax liability for the taxable year in which investment credit property (including any building to which Section 47(d) applies), if any, is transferred will be adjusted pursuant to Section 50(a)(1) or (a)(2) (or Section 47, as in effect before amendment by Public Law 101-508, Title 11, 104 Stat. 1388, 536 (1990), if
    applicable) to reflect an early disposition of the property.

(e) No intercorporate debt will exist between Distributing and Controlled at the time of, or subsequent to, the distribution.

(f) The distribution will be carried out for the following corporate business purpose: fit and focus. The distribution is motivated, in whole or substantial part, by this corporate business purpose.

(g) Neither Distributing nor Controlled is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).

(h) The five years of financial information submitted on behalf of Distributing, Subsidiary 2, Subsidiary 3 and Subsidiary 4 is representative of each corporation's present operations, and, with regard to each corporation, there have been no substantial operational changes since the date of the last financial statements submitted.

(i) Neither Distributing nor Controlled accumulated their receivables or made extraordinary payment of their payables in anticipation of the distribution.

(j) There is no plan or intention to liquidate either Distributing or Controlled or any of their respective subsidiaries, to merge any of these corporations with any other corporation, or to sell or otherwise dispose of the assets of either corporation subsequent to the transaction, except in the ordinary course of business.

(k) The distribution is not part of a plan or series of related transactions (within the meaning of section 355(e)) pursuant to which one or more persons will acquire directly or indirectly stock possessing 50 percent or more of the total combined voting power of all classes of stock of either Distributing or Controlled, or stock possessing 50 percent or more of the total value of all classes of stock of either Distributing or Controlled. Transactions that must be taken into account in assessing the correctness of this representation include, but are not necessarily limited to, the Acquisitions and the Equity Offering. The Old Options and the Substituted Options and any stock issued upon the exercise of the Old Options and Substituted Options will not be taken into account.

(l) Neither Distributing nor Controlled will issue stock possessing, within the four year period described in section 355(e) (two years backwards and two years forward from the date of the distribution), in the aggregate, 50% or more of the combined voting power of all classes of stock of either Distributing or Controlled, or stock possessing 50% or more of the total value of all classes of stock of either Distributing or Controlled. Transactions that must be taken into account in assessing the correctness of this representation include, but are not necessarily limited to, the Acquisitions and the Equity Offering. The Old Options and Substituted Options and any stock issued upon the exercise of the Old Options and Substituted Options will not be taken into account.

(m) No Distributing shareholder or shareholders will hold immediately after the distribution disqualified stock within the meaning of Section 355(d)(3) which constitutes a 50% or greater interest in Distributing or Controlled.

(n) There is no plan or intention by any shareholder who owns 5% or more of the stock of Distributing, and the management of Distributing, to its best knowledge, is not aware of any plan or intention on the part of any particular remaining shareholder or security holder of Distributing to sell, exchange, transfer by gift, or otherwise dispose of any of their stock in, or securities of, either Distributing or Controlled after the distribution.

(o) Payments made in connection with all continuing transactions between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length.

(p) The total adjusted bases and the fair market value of the assets to be transferred to Controlled by Distributing will each equal or exceed the sum of the liabilities assumed by Controlled plus any liabilities to which the transferred assets are subject.

(q) The liabilities assumed in the transaction and the liabilities to which the transferred assets are subject were incurred in the ordinary course of business and are associated with the assets being transferred.

(r) The gross assets of the trades or businesses of each of the corporations relied upon to satisfy the active trade or business requirement of Section 355(b), Subsidiary 2, Subsidiary 3. and Subsidiary 4, will have a fair market value that is 5% or more of the total fair market value of the gross assets of the corporation directly conducting the trade or business or at least not de minimis when compared with the other assets and activities of such corporation. For purposes of this representation, the active business assets of Subsidiary 4 include Subsidiary 4's interests in LLC (see Rev. Rul. 92-
    17).

(s) Immediately after the distribution, at least 90% of the fair market value of the gross assets of Controlled will consist of the stock and securities of Subsidiary 3 and Subsidiary 4.

(t) Immediately after the distribution, at least 90% of the fair market value of the gross assets of Subsidiary 1 will consist of the stock and securities of Subsidiary 2, a corporation engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

(u) Immediately after the distribution, at least 90% of the fair market value of the gross assets of Distributing will consist of the stock and securities of Subsidiary 1, a corporation engaged in the active conduct of a trade or business as defined in Section 355(b)(2).

(v) Following the transaction, Distributing and Controlled (through their subsidiaries) will each continue the active conduct of their respective businesses independently and with their own separate employees.

(w) There is no plan or intention by either Distributing or Controlled, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the transaction, other than through stock purchases meeting the requirements of section 4.05(1)(b) of Rev. Proc. 96-30.

(x) The transfer of the stock of Subsidiary 3, Subsidiary 4,
    Corporation and certain other companies to Controlled in exchange for all of the stock of Controlled, as described above, will not result in the recognition of gain by Distributing pursuant to Section 351 or
    Section 361, or both.

(y) There is no plan or intention by Subsidiary 4 or LLC to amend the provisions of the LLC Agreement that establish Subsidiary 4's right and responsibility to direct LLC's business.

(z) The Old Options (as well as the Substituted Options to be issued) are options to acquire stock in a corporation with customary terms and conditions provided to employees, and directors in connection with the performance of services for the corporation or a person related to it under section 355(d)(7)(A) (and such options are not excessive by reference to the services performed) and these options immediately after the distribution are nontransferable and will continue to be nontransferable for no less than 6 months thereafter within the meaning of section 1.83-3(d) (disregarding transfers to family members and family-owned entities, if authorized by Distributing's plan committee) and do not have a readily ascertainable fair market value as defined in section 1.83-7(b). There is currently, no plan or intention to change the non-transferability of these options. To date no transfers have been authorized.

(aa) Distributing and Subsidiary 4 have no plan or intention of taking action prior to and after the spinoff to affect materially the value of the stock of Corporation.

     Based solely on the facts submitted and the representations made above, it is held as follows:

(1) No gain or loss will be recognized to Distributing upon the distribution of all the Controlled stock to its shareholders. Section 355(c).

(2) No gain or loss will be recognized to (and no amount will be included in the income of) the stockholders of Distributing upon the receipt of the Controlled stock distributed to them (including any fractional share interests of Controlled stuck to which they may be entitled) in the distribution. Section 355(a)(1).

(3) The aggregate basis of the stock of Distributing and Controlled in the hands of each Distributing stockholder (including any fractional share interests of Controlled stock to which they may be entitled) after the distribution will, in each instance, be the same as the basis of the Distributing stock held by such stockholder immediately before the distribution, allocated in proportion to the fair market value of each in accordance with Regulation Section 1.358-2(a). Sections 358(b)(1) and (2).

(4) The holding period of the Controlled stock which each Distributing stockholder receives (including any fractional share interests of Controlled stock to which they may be entitled) will include the holding period of the Distributing common stock with respect to which the distribution will be made, provided the Distributing stock is held as a capital asset by such stockholder on the date of the distribution.
    Section 1223(l).

(5) Proper allocation of earnings and profits among Distributing and Controlled will be made pursuant to Regulation Section 1.312-10(a).
    Section 312(h).

(6) Following the distribution, Controlled and its direct and indirect subsidiaries that are "includible corporations" (under Section 1504(b)) and satisfy the ownership requirements of Section 1504(a)(2) will be an affiliated group of corporations entitled to file consolidated federal income tax returns with Controlled as the common parent.

(7) No income, gain, or loss will be realized by holders of Old Options when those options are exchanged for Substituted Options.

(8) Neither Distributing nor Controlled will recognize income, gain or loss upon the granting of Substituted Options in replacement of the Old Options.

(9) No gain or loss will be recognized by Distributing or Controlled upon the exercise of a Substituted Option.

(10) Upon the exercise of a Substituted Option, the optionee will recognize compensation income equal to the excess of the fair market value of the shares acquired over the amount paid for such shares.

(11) The compensation income recognized by the optionee (other than a director) on the exercise of a Substituted Option is "wages" subject to withholding under Code Section 3402. However, if a Substituted Option is exercised after the Optionee's death, then no withholding of income tax will be required.

(12) Amounts includible in the gross income of any holder of a Substituted Option as a result of the exercise thereof will be treated as a compensation expense and deductible under the rules of Section 83(h) of the Code and Section 1.83-6 of the regulations, provided that the deduction otherwise meets the requirements of Section 162 of the Code. Additionally, to the extent that compensation expense deductions are so allowable, they shall be allowed as follows:

     (a) If the optionee was an employee of an existing subsidiary of Distributing prior to the substitution and continued to be an employee of that subsidiary after the substitution, then that subsidiary will be allowed the deduction.

     (b) If the optionee was an employee of Distributing prior to the substitution and continued to be an employee of Distributing after the substitution, then the issuer of the optioned shares will be allowed the deduction.

     (c) If the optionee was an employee of an existing subsidiary of Distributing prior to the substitution but was an employee of Subsidiary 1 or Controlled after the substitution, then, if the employee's Substituted Options were vested when received, the subsidiary employing the optionee prior to the substitution will be allowed the deduction.

     (d) If, however, the Substituted Options were not vested when received, then the subsidiary employing the optionee prior to the substitution may only deduct the compensation attributable to the options for Distributing shares, and Controlled may deduct the compensation attributable to the options for its shares.

     (e) If the optionee was an employee of Distributing prior to the substitution but was an employee of Subsidiary 1 or Controlled after the substitution, then the issuer of the optioned shares will be allowed the deduction.

     No opinion is expressed with respect to the tax treatment of the proposed transaction under other provisions of the Code and regulations or with respect to the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not directly covered by the above rulings. We specifically express no opinion regarding application of the rules of Section 482 of the Code to the deductions that are the subject of ruling (12) above.

     This ruling letter is directed only to the taxpayers who requested it.
Section 6110 (j) (3) of the Code provides that it may not be used or cited as precedent.

     A copy of this letter should be attached to the federal income tax returns of the taxpayers involved for the taxable year in which the transaction covered by this ruling letter is consummated.

     In accordance with the power of attorney on file in this office, copies of this letter are being sent to your authorized representatives.


                              						Sincerely,

                              						Assistant Chief Counsel (Corporate)


                               					By:	  /s/ Alfred Bishop
                                         -------------------------
                                    						Alfred Bishop
                                    						Chief Branch 1